UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

2 July 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Release

2 July 2014

DIAGEO COMPLETES TENDER OFFER FOR 26% OF USL

Diageo, through its wholly-owned subsidiary, Relay B.V., has accepted the tender of 37,785,214 shares in United Spirits Limited ("USL") at a price of INR 3,030 per share under the tender offer announced on 15 April 2014. The shares tendered and accepted by Diageo are in the process of being transferred to Relay B.V. and represent 26% of USL's issued share capital. The aggregate consideration for these shares is INR 114,489,198,420 (£1,117,990,248). Diageo’s prior interest in USL was 28.78%, acquired for INR 65,742,163,642 (£726,550,972). Diageo, therefore, will have a total interest of 54.78% in USL acquired for a total consideration of INR 180,231,362,062 (£1,844,541,220). Diageo expects to fully consolidate the results of USL from 2 July 2014.

Details of the tender offer, and certain other matters relevant to Diageo’s holding in USL through Relay B.V., were set out in Diageo's previous announcement on 15 April 2014 and in the Letter of Offer sent to USL shareholders and dated 27 May 2014, which are available on the website of the Securities and Exchange Board of India.

Ivan Menezes, Chief Executive of Diageo, said:

‘Our announcement today is significant for Diageo. India has now become one of Diageo’s largest markets and will be a major contributor to our growth ambitions. USL is the leading player in the attractive Indian spirits market with great brands, a unique route to consumer and talented people. We can now combine that strong platform with Diageo's strengths to create a compelling future in India for Diageo, USL and the Indian spirits industry.’

ENDS

For further information

Media relations

Kirsty King +44 (0) 20 8978 6855
press.office@diageo.com

Investor relations

Pier Falcione +44 (0) 20 8978 4838
Colette Wright +44 (0) 20 8978 1380
investor.relations@diageo.com

Important Information

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities in any jurisdiction. The tender offer was made solely pursuant to the terms of the letter of offer, which contained the full terms and conditions of the tender offer.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should observe any applicable requirements. This announcement has been prepared for the purpose of complying with the laws of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Sources of information

Foreign exchange information included in this announcement is based on the actual exchange rates achieved by Diageo when implementing the relevant transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 2 July 2014	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary